SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK NY 10019 (212) 839 5300 (212) 839 5599 FAX	| | | | | | | | | | |	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, DC

FOUNDED 1866

August 28, 2009

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Division of Investment Management

Re:	Funds For Institutions Series Registration Statement on Form N-1A (Securities Act File No. 33-14190 Investment Company Act File No. 811-5149)

Ladies and Gentlemen:

     Thank you for your telephonic comments received on August 12, 2009 regarding the registration statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on behalf of the above-referenced fund (the “Trust”) on June 26, 2009.

     The staff’s sole comment was with respect to the concentration policy which appears on page 5 of the Statement of Additional Information setting forth the fundamental investment restrictions for the Trust. The restriction reads as follows:

(1) invest more than 25% of its assets, taken at market value, in the securities of issuers in any particular industry (excluding securities issued by the U.S. Government and its agencies and instrumentalities; securities issued by any state of the U.S. or any political subdivision thereof; and instruments issued by domestic banks). (The Fund interprets the exclusion for “instruments issued by domestic banks” in this fundamental investment restriction to include certificates of deposit, bankers’ acceptances and other similar obligations of U.S. branches or subsidiaries of foreign banks if the branch or subsidiary is subject to the same regulation as U.S. banks);

     Referring to Investment Company Act Release No. 9785, Mr. Ganley indicated the staff’s interpretation that a fund could only exclude from the 25% limitation, securities issued by a state

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of the U.S. or any political subdivision thereof if such securities were tax-exempt. The restriction was revised to reflect the requested additional language.

     The Trust is today filing a Post-Effective Amendment to its Registration Statement, pursuant to Rule 485(b) under the Securities Act that includes a response to this comment.

     Please direct any further communications relating to this filing to the undersigned at (212) 839-5583. Thank you for your consideration of this filing.

Very truly yours, Ellen W. Harris

cc:	John M. Ganley
Securities and Exchange Commission